EXHIBIT 21.1

Sssubsidiaries

Name of Subsidiary	Jurisdiction

Heat Biologics I, Inc	Delaware

Heat Biologics III, Inc.	Delaware

Heat Biologics IV, Inc.	Delaware

Heat Biologics GmbH.	Germany

Heat Biologics Australia Pty LTD	Australia

Zolovax, Inc.	Delaware

Pelican Therapeutics, Inc.	Delaware

Delphi Therapeutics, Inc.	Delaware

Scorpion Biosciences, Inc.	Delaware